UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C 20549


                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934


                            (Amendment No.____________)*


                           THE WEST COMPANY, INCORPORATED
   _________________________________________________________________
                                  (Name of Issuer)

                                       COMMON
   _________________________________________________________________
                           (Title of Class of Securities)

                                      95334810
                         __________________________________
                                   (CUSIP Number)



   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





   SEC 1745 (2/92)               Page 1 of 5 pages

                                                               Page 2 of 5 Pages

   CUSIP No.    95334810                13G

    1)  NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mitchell Hutchins Institutional Investors Inc.
                                 13-3180862

    2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /__/
                                                          (b) /__/
    3)  SEC USE ONLY


    4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                       5)   SOLE VOTING POWER
    NUMBER OF
                                 -0-
     SHARES
                       6)   SHARED VOTING POWER
   BENEFICIALLY
                                 995,500
     OWNED BY
                       7)   SOLE DISPOSITIVE POWER
      EACH
                                 -0-
    REPORTING
                       8)   SHARED DISPOSITIVE POWER
     PERSON
                                 995,500
      WITH

    9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 995,500

   10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


   11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                 6.26%

   12)  TYPE OF REPORTING PERSON*

                                 IA

                        *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

   Item 1.   (a)  Name of Issuer:

                  The West Company, Incorporated

                  Address of Issuer's Principal Executive Offices:

                  1041 West Bridge Street
                  Phoenixville, PA  19460


   Item 2.   (a)  Name of Person Filing:

                  Mitchell Hutchins Institutional Investors Inc.

             (b)  Address of Principal Business Office:

                  1285 Avenue of the Americas
                  New York, NY  10019

             (c)  Citizenship:                                          Delaware

             (d)  Title of Class of Securities:                           Common

             (e)  CUSIP Number:                                         95334810


   Item 3.   Type of Reporting Person

             (a)  (  ) Broker or Dealer registered under Section 15 of the Act

             (b)  (  ) Bank as defined in Section 3(a)(6)of the Act

             (c)  (  ) Insurance Company  as defined in Section  3(a)(19) of the
                       Act

             (d)  (  ) Investment  Company registered  under  Section  8 of  the
                       Investment Company Act

             (e)  (XX) Investment Adviser  Registered under Section  203 of  the
                       Investment Advisers Act of 1940

                                                               Page 4 of 5 Pages

             (f)  (  ) Employee Benefit  Plan, Pension Fund which  is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

             (g)  (  ) Parent  Holding  Company,   in  accordance  with  Section
                       240.13d-1(b)(ii)(G) (Note:  See Item 7)

             (h)  (  ) Group, in accordance with Section 240.13d-1
                       (b)(1)(ii)(H)


   Item 4.   Ownership:

             (a)  Amount Beneficially Owned:                             995,500

             (b)  Percent of Class:                                        6.26%

             (c)  Number of Shares as to which such person has:

                  (i)   Sole Power to vote or to direct
                        the vote:                                            -0-

                  (ii)  Shared Power to vote or to direct
                        the vote:                                        995,500

                  (iii) Sole Power to dispose or to direct
                        the disposition of:                                  -0-

                  (iv)  Shared Power to dispose or to
                        direct the disposition of:                       995,500


   Item 5. Ownership of Five Percent or Less of a Class:

           N/A

   Item 6. Ownership of More than Five Percent on Behalf of Another:

           N/A

                                                               Page 5 of 5 Pages

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             N/A


   Item 8.   Identification and Classification of Members of the Group:

             N/A


   Item 9.   Notice of Dissolution of Group:

             N/A


   Item 10.  Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

             Signature:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  /s/ William R. Cavell
             By: ____________________________
                  William R. Cavell
                  Legal Department

             Date:  February 7, 1994